UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65407

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Craig-Hallum Capital Group LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

323 N. Washington Ave., Suite 300
(No. and Street)

Minneapolis	**MN**	**55401**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeannie Sonstegard	**651-343-4835**	jeannie.sonstegard@craig-hallum.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LP

(Name – if individual, state last, first, and middle name)

790 N. Water Street Suite 2000	**Milwaukee**	**WI**	**53202**
(Address)	(City)	(State)	(Zip Code)

10/22/2003	**23**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeannie Sonstegard _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Jeannie Sonstegard
Digitally signed by Jeannie Sonstegard
Date: 2026.03.23 10:21:37 -05'00'

Title:

Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CRAIG-HALLUM CAPITAL GROUP LLC

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

CRAIG-HALLUM CAPITAL GROUP LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and Board of Governors of
Craig-Hallum Capital Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Craig-Hallum Capital Group LLC (the Company) as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2016.

Milwaukee, Wisconsin
March 30, 2026

CRAIG-HALLUM CAPITAL GROUP LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	34,840,259
Receivables from brokers, dealers, and others		8,672,554
Receivable from related parties		1,258,835
Other receivables (net of allowance for credit losses of $1,000,000)		565,101
Right-of-use assets		3,577,370
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $503,737)		690,115
Securities owned and securities sold, net:		
Not readily marketable, at estimated fair value, net		3,191,581
Deposits with clearing broker		1,000,000
Prepaid expenses		902,487
Lease deposits		70,250
Total assets	$	54,768,552

Liabilities and Member's Equity

Liabilities:		
Accrued employee compensation and benefits	$	31,036,902
Lease liability on right-of-use assets		3,796,945
Distributions payable to member		5,500,000
Accounts payable		861,849
Deferred revenues		1,011,720
Total liabilities		42,207,416
Member's equity		12,561,136
Total liabilities and member's equity	$	54,768,552

See accompanying notes to statement of financial condition

(1) Description of Business

Craig-Hallum Capital Group LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities and Exchange Commission (SEC). The Company commenced operations on May 31, 2002. The Company engages in the business of acting as a dealer, market maker, investment banker, and provider of brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company is a wholly owned subsidiary of Craig-Hallum Holdings LLC (CHH), a limited liability company.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits, money market securities, and treasury bills. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents. The Company maintains cash balances in various financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash. The Company had $34,340,259 of funds that exceeded the FDIC Insurance limits as of December 31, 2025.

(c) Securities Transactions

The Company records securities transactions and related revenues and expenses on a trade-date basis. Securities owned, and securities sold, not yet purchased, are stated at market value with related changes in unrealized gains or losses reflected in principal transactions revenues. All securities owned, and securities sold, not yet purchased, are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

(d) Furniture, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(e) Income Taxes

The Company is a wholly owned, limited liability company disregarded for federal income tax purposes and does not file its own federal income tax returns. The Company's sole member is

CHH, which is taxed as a partnership. The Company's individual items of income, expense, gain and loss are included in the CHH partnership tax returns. Accordingly, a provision for income taxes is not presented in its financial statements. CHH does incur immaterial amounts of state franchise taxes; and for 2025 has elected to be taxed as a Pass-through Entity ("PTE") in certain states, these amounts are charged to operations as incurred.

(f) Fair Value Measurements

Fair value measurement accounting standards, ASC 820, establish an authoritative definition of fair value, set out a framework for measuring fair value, and require additional disclosures about fair value measurements. The Company's assets and liabilities are classified using the three-tier fair value hierarchy as summarized below.

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is determined using other significant observable inputs for identical or similar instruments.

Level 3 – Valuation is determined using significant assumptions not observable in the market.

The following table summarizes the Company's assets that were accounted for at fair value by level within the fair value hierarchy as of December 31, 2025:

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Other significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value at December 31, 2025
Securities owned and securities sold, not yet purchased, net	-	3,152,253	39,328	3,191,581

The Level 2 securities held at December 31, 2025, consist of warrants for securities in publicly traded companies, and securities in publicly traded companies received in lieu of cash as compensation for banking revenue earned. These securities are restricted from trading for a time frame, they have significant observable inputs such as those used to value the warrants using a black scholes model.

The Level 3 securities held at December 31, 2025 consists of private company securities that are not actively traded and a working capital loan which were not material to the overall financial statements.

(g) Allowance for Credit Losses

The Company follows Accounting Standard Codification ("ASC") Topic 326, Financial Instruments – Credit Losses (ASC 326). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset,

recorded at inception or purchase. Under the accounting standard, the Company has the ability to determine expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of the financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. During 2025, Management deemed one credit totaling $1,250,000 related to merger and acquisition services, uncollectable and charged it off in full. As of December 31, 2025, management evaluated the collectability of the remaining receivables and based on the assessment, allocated $1,000,000 to the allowance for credit losses associated with merger and acquisition receivables and is included in other receivables on the statement of financial condition.

The following table presents the changes in the allowance for credit losses for the year ended December 31, 2025:

	Allowance for credit losses
January 1, 2025	$ (750,000)
Provision for credit losses	(1,500,000)
Credit loss charge off	1,250,000
December 31, 2025	$ (1,000,000)

(h)   Segment Reporting

As a registered broker-dealer in securities, the Company has two reportable segments, Banking and Brokerage. Activities for both segments are reported separately to the Company CEO, the Chief Operating Decision Maker, who assesses the performance of each segment.

(3)   Receivables from Brokers, Dealers, and Others

Amounts receivable from brokers, dealers, and others at December 31, 2025 consist of the following:

Receivable from clearing organization	$ 4,795,117
Investment banking receivable	3,877,437
	$ 8,672,554

Included in the receivables from brokers, dealers, and others are unsettled trading inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its trading inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

(4) Other Receivables

Amounts in other receivables at December 31, 2025, consists of the following:

Other receivables	$	90,539
Receivable from clients, net of allowance for credit loss		474,562
	$	565,101

(5) Securities Owned

The Company had no marketable securities at December 31, 2025.

Securities not readily marketable are investment securities (a) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 or (b) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. On December 31, 2025, these securities were valued at $3,191,581.

(6) Commitments and Contingencies

The Company leases office space and various types of equipment under non-cancelable leases varying from one to eleven years, with certain renewal options for like terms.

At December 31, 2025, the Company's future minimum rental commitments based upon the terms (excluding escalation costs) under non-cancelable leases, which have an initial or remaining term of one year or more, were as follows:

2026	$ 482,699
2027	609,701
2028	575,354
2029	497,156
2030	480,792
Thereafter	2,740,711
Total	$ 5,386,413

Reconciliation to lease liability

Future minimum lease payments	$ 5,386,413
Less future interest payments	(1,589,468)
Equals present value of future payments	$ 3,796,945

ASC 842 requires leases to be recorded as a right-of-use asset on the statement of financial condition along with a lease liability for both capital and operating leases. The Company had five operating leases as of December 31, 2025. As of December 31, 2025, the right-of-use assets and corresponding lease liabilities are as follows:

	Right-of-use asset		Lease liability
*Lease 1	$ 3,110,710	$	(3,317,524)
Lease 2	23,332		(26,417)
Lease 3	121,210		(123,512)
Lease 4	4,014		(4,228)
Lease 5	318,104		(325,264)
	$ 3,577,370	$	(3,796,945)

*New lease in 2025

Weighted-average remaining lease term is 9.39 years

Weighted-average discount rate is 6.45%

For the year ended December 31, 2025, lease liabilities arising from obtaining and extending operating right-of-use assets were $3,843,178.

On October 23, 2023, the Company executed a new office lease, which commenced on April 7, 2025, the date of completion of the buildout. The new lease has a term of eleven years; the average monthly payment is $40,044. In addition, the Company received lease incentives in the form of free rent and executory costs for the first twelve months. The value of the free rent is $412,285 and is being amortized over the lease term. The Company also received $1,465,000 from the landlord used for tenant improvements. Finally, with the execution of this new lease, the Company was required to issue a standby letter of credit to the new landlord for $150,000 as a lease deposit, it remains undrawn at December 31, 2025.

For the year ended December 31, 2025, the Company paid $407,375 in total lease payments and disposed of three operating leases.

In addition, on December 8, 2025, lease 5, an office lease in Connecticut, with a remaining term of 2.7 years, was subleased for the remaining term.

(7) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (the Plan) for which the Company is the plan sponsor and administrator. The Plan is administered under a written plan and trust agreement, with Charles Schwab Bank as the trustee. The Plan covers substantially all employees.

(8) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event counterparty is unable to fulfill its contractual obligations.

(9)   Regulatory Requirements

The Company is subject to the net capital requirements of the FINRA and Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash distributions paid if certain minimum net capital requirements are not met. At December 31, 2025, the Company had net capital of $3,943,249 , which was $1,367,912 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital was 979.65%.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(10)   Related-Party Transactions

The Company declared distributions of $13,126,667 to the Member for the year ended December 31, 2025, including retirement of $3,200,000 of preferred capital issued in 2024, and a distribution payable of $5,500,000 as of December 31, 2025.

In addition, the Company made quarterly estimated state tax payments throughout the year on behalf of CHH and its Members totaling $1,250,000. These taxes are based on the annual earnings of each Member and the state they reside in. Since the taxes are specifically allocable to Members of CHH, they are collected from each Member's fourth quarter distribution paid in January 2026, clearing that portion of the receivable from related parties.

(11)   Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued, which was March 30, 2026.

On February 2, 2026, the Company entered a new operating lease for office space in White Plains, New York. This lease has a monthly license fee of $1,500 and a twelve-month term.

On March 6, 2026, CHH, the Company's parent, executed a non-binding letter of intent with a third party regarding a potential purchase of CHH's assets. The letter of intent is subject to due diligence, negotiation of definitive documentation, and satisfaction of customary closing conditions and regulatory requirements. As of the date these financial statements were issued, no definitive purchase and sale agreement has been executed, and there can be no assurance that the proposed transaction will be consummated.